MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: max.berueffy@protective.com

December 9, 2016

Via EDGAR and E-mail

Commissioners

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Re:                             Protective Dimensions III Variable Annuity

Protective Variable Annuity Separate Account

Pre-Effective Amendment No. 1 to

Registration Statement on Form N-4

File Nos. 333-212857; 811-08108

Commissioners:

On behalf of Protective Life Insurance Company (“Protective Life” or the “Company”) and on behalf of Protective Variable Annuity Separate Account, we are filing this letter (the “Letter”) as correspondence to the above-referenced Form N-4 Registration Statement for certain flexible premium deferred variable and fixed annuity contracts (the “Contracts”).  The Letter responds to oral comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) by outside counsel for the Company on December 8, 2016 pertaining to Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) filed with the Commission on November 30, 2016.

For the Staff’s convenience, each of the comments is set forth in full below, followed by the Company’s response.  Acceleration requests from the Company and principal underwriter were previously filed as correspondence to the Amendment.

1.                                      Comment:  Rate Sheet Prospectus Supplement Information:  Please add as a new second sentence to the first paragraph of the “Rate Sheet Prospectus Supplement Information” section of the Prospectus stating that “If there is no specified end date to a Rate Sheet Prospectus Supplement, the Rate Sheet Prospectus Supplement may only be superseded by a subsequent Rate Sheet Prospectus Supplement subject to the requirements described in the last sentence to this section of the Prospectus.”

Response:  The Company will include the disclosure recommended by the Staff in the definitive version of the Prospectus.

2.                                      Comment:  Historical Rate Sheet Prospectus Supplement Information:  Please include historical Maximum Withdrawal Percentage(s) and roll-up percentage(s) in the Statement of Additional Information.

Response:  The Company will include historical Maximum Withdrawal Percentage(s) and roll-up percentage(s) in the Statement of Additional Information once such information becomes available.

3.                                      Comment:  Rate Sheet Prospectus Supplement:  Please attach the Rate Sheet Prospectus Supplement that will be in effect on the date the Company files the definitive Prospectus for the Contract with the Commission on top of the definitive Prospectus.

Response:  The Company will comply with the Staff comment.

*  *  *  *  *

We respectfully request that the Staff review this Letter as soon as possible.  As noted above, requests for acceleration from the Company and from the principal underwriter accompanied the Amendment and request acceleration of the effective date of the Amendment to December 9, 2016 or as soon as practicable thereafter.

If you have any questions regarding this Letter or the enclosed Amendment, please contact me at 205-268-3581, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Max Berueffy
Max Berueffy
Senior Associate Counsel
cc:	Ms. Sally Samuel
Mr. Keith Gregory
Mr. Thomas Bisset
Mr. Joseph Ficarrotta